UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ATLAS ENERGY GROUP, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

04929Q102
(CUSIP Number)

Edward Levy
810 Seventh Avenue, 33rd Floor New York, New York 10019 212-495-5200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
574,343

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
574,343

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,343 Common Units. This includes 9,888 Common Units that were converted from Series A Preferred and 564,455 Common Units that may be acquired by the Foundation after April 27, 2016, under the Second Lien Credit Agreement in which the Foundation (as defined below) participated, by the exercise of a Warrant to purchase the Common Units for $.20 per Common Unit subject to customary anti-dilution provisions.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.77% (Based upon 31,973,790 Common Units outstanding, as set forth in the Issuer's Form 10-Q filed November 19, 2018, plus 564,455 Common Units issuable pursuant to the exercise of the Warrant.)

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 04929Q102	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units (the “Common Units”), of ATLAS ENERGY GROUP, LLC (the “Issuer”).The address of the principal executive office of the Issuer is 425 Houston Street, Suite 300, Fort Worth, TX 76102.

Item 2.  Identity and Background.

(a) The name of the reporting person is Leon G. Cooperman ("Mr. Cooperman").
(b) The address of Mr. Cooperman is St. Andrew's Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
(c) Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands. This entity is a private investment firm engaged in the purchase and sale of securities for investment for its own account. Mr. Cooperman is the ultimate controlling person of Associates and Charitable LP.
Mr. Cooperman is also one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members.
(d) During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Cooperman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Such proceeding is described below.
In September 2016, the Securities and Exchange Commission (“SEC”) filed a lawsuit against Mr. Cooperman and Omega Advisors, Inc., in the United States District Court for the Eastern District of Pennsylvania, captioned SEC v. Cooperman et al., 16-cv-5043. The SEC's complaint asserted a claim under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegations that Mr. Cooperman traded in securities of a publicly traded company in July 2010 on the basis of material nonpublic information. The complaint also asserted claims under Section 13(d) and Section 16(a) of the Exchange Act based on allegations that Mr. Cooperman did not timely report information about holdings and transactions in securities of publicly traded companies that he beneficially owned. Mr. Cooperman and Omega moved to dismiss the Section 10(b) claim for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6) and the Section 13(d) and Section 16(a) claims for improper venue under Rule 12(b)(3). In March 2017, the court denied the motion with respect to the Section 10(b) claim and granted the motion with respect to the Section 13(d) and Section 16(a) claims. In May 2017, Mr. Cooperman consented to the entry of a final judgment, which the court entered later that month. Among other things, the final judgment-in which Mr. Cooperman neither admitted nor denied wrongdoing-permanently enjoined Mr. Cooperman from violating Section 10(b), Section 13(d), and Section 16(a) of the Exchange Act; directed Mr. Cooperman to pay $4,947,139 in disgorgement, prejudgment interest, and civil penalties; and required Mr. Cooperman to retain an independent compliance consultant.
(f) Mr. Cooperman is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.

  Mr. Cooperman acquired the Common Units through open market purchases and in privately negotiated transactions with the Issuer as noted herein. The source of funds for all purchases was working capital.

Item 4.  Purpose of Transaction.

Mr. Cooperman holds the Common Units for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Units in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of the Common Units or disposal of some or all of the Common Units currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.
Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).
   The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for Mr. Cooperman.

CUSIP No. 04929Q102	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Cooperman may be deemed the beneficial owner of 574,343 Common Units, which constitutes approximately 1.77% of the total number of Common Units outstanding broken down as follows: 9,888 Common Units owned by Mr. Cooperman and 564,455 Common Units owned by the Foundation.
(b) Mr. Cooperman has voting power over all of the above Common Units.
  (c) The following table details the transactions effected by Mr. Cooperman since and not included in the most recent filing of a Schedule 13D:

Date of Transaction	Type of Transaction	Number of Issuer Common Units	Price per Issuer Common Units	How the Transaction was Effected
11/23/2018	Sale of Common Units	110,000	$0.0215	Sale in the open market.
11/26/2018	Sale of Common Units	472,080	$0.0161	Sale in the open market.
11/27/2018	Sale of Common Units	311,250	$0.0125	Sale in the open market.
11/28/2018	Sale of Common Units	2,052,500	$0.0125	Sale in the open market.

  (d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

  None.

CUSIP No. 04929Q102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Edward Levy
Name

Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016

November 29, 2018
Date

Dated: November 29, 2018